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MARK PERLOW mark.perlow@dechert.com +1 415 262 4530 Direct +1 415 262 4555 Fax

November 25, 2020

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Valerie Lithotomos, Esq.

Re:	Bragg Capital Trust
1933 Act File No. 333-85850
1940 Act File No. 811-21073

Dear Ms. Lithotomos:

On October 1, 2020, Bragg Capital Trust (the “Registrant” or the “Trust”) filed Post-Effective Amendment (“PEA”) No. 34 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 36 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a) under the 1933 Act, on behalf of its series, the FPA Queens Road Small Cap Value Fund (the “Fund”).

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff, provided telephonically to Joshua Hinderliter of Thompson Hine LLP, former Fund counsel, on November 4, 2020, on PEA No. 34. PEA No. 34 was filed to provide the staff with the opportunity to review the Registrant’s updated disclosure related to registering additional classes of shares of the Fund.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 34, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

General:

1.	Comment: Please confirm that all applicable FAST Act disclosure will be hyperlinked as required.

November 25, 2020 Page 2

Response:   The Registrant confirms that all applicable FAST Act disclosure will be hyperlinked as required.

2.	Comment: Supplementally, please briefly describe the transaction involving the Trust and First Pacific Advisors, LP, including the reason for changing the name of the Fund.

Response:    At a meeting held on October 23, 2020, shareholders of Trust and the Fund approved (i) the election of new trustees to the Trust’s Board of Trustees; (ii) a new advisory agreement between the Trust with respect to the Fund and First Pacific Advisors, LP (the “Adviser”); and (iii) a new sub-advisory agreement between the Adviser and the Bragg Financial Advisors, Inc. (the “Sub-Adviser”) on behalf of the Fund. Prior to November 1, 2020, the Sub-Adviser served as the investment adviser to the Fund. The addition of FPA to the Fund name was made in recognition of the above.

Prospectus:

3.	Comment: Please provided a completed fee table in correspondence to the Staff.

Response:   The Registrant has attached the completed feet table as Exhibit A hereto.

4.	Comment: Please confirm if there is an applicable 12b-1 fee charged by the Fund. If not, consider removing the 12b-1 expense line item from the Fund’s fee table.

Response:   The Registrant acknowledges the staff’s comment and confirms that the Fund does not charge 12b-1 feed with respect to any class of shares. The Registrant respectfully believes that maintaining the 12b-1 line item provides useful information to Fund shareholders and potential investors.

5.	Comment: Within footnote 2 to the fee table, disclosure reads: “This agreement may be terminated only by the Fund’s Board of Trustees, upon written notice to the adviser.” Please confirm that “this agreement” refers to expense limit agreement and if so, consider revising for clarity.

Response:    The Registrant hereby confirm that “this agreement” refers to expense limit agreement. In addition, the Registrant has revised the related footnote disclosure for clarity, to explicitly refer to the expense limit agreement in this sentence.

6.	Comment: Please include the appropriate expense example information for the Fund and indicate in the introductory disclosure for the expense example that the expense waiver will only be reflected for the applicable period(s).

November 25, 2020 Page 3

Response:   The Registrant has included the appropriate expense example information for the Fund and indicated in the introductory disclosure for the expense example that the expense waiver will only be reflected for the applicable periods.

7.	Comment: Please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order.

Response:   As requested, the Registrant has re-ordered the Fund’s principal risks.

8.	Comment: If necessary, please add Cybersecurity Risk to the Fund’s principal investment risks.

Response:   The Registrant acknowledges the staff’s comment and notes that the Fund currently includes disclosure of relevant cybersecurity risks in “Additional Information about the Fund’s Principal Investment Strategies and Related Risks” section of the Fund’s prospectus. The Registrant respectfully believes that the Fund’s current cybersecurity risk disclosure is appropriately responsive to relevant instructions on Form N-1A and informative to shareholders and potential investors.

9.	Comment: Either within the “Market and geopolitical risk” or as a standalone risk, please add COVID-19 to the Fund’s principal investment risks.

Response:   The Registrant has added COVID-19 related risk disclosure to the “Market and geopolitical risk” in the Fund’s principal investment risks section.

10.	Comment: Please consider renaming “Portfolio strategy risk” to “Management Risk”.

Response:   As requested by the staff, the Registrant has renamed “Portfolio strategy risk” to “Management Risk”.

11.	Comment: Supplementally, please confirm, if accurate, that the current single class of shares of the Fund will continue as the Investor Class of shares.

Response:   The Registrant hereby confirms that the current single class of shares of the Fund will continue as the Investor Class of shares.

12.	Comment: Please add disclosure to include the month that Mr. Scruggs began as portfolio manager to the Fund.

November 25, 2020 Page 4

Response:   The Registrant has revised the relevant disclosure to include the month that Mr. Scruggs began as portfolio manager to the Fund.

13.	Comment: Within the statutory section of the prospectus, there is disclosure under investment object that reads: “However, the Fund's investment policy to invest at least 80% of its net assets in equity securities of small cap companies is non-fundamental and may be changed by the Fund's Board of Trustees upon 60 days written notice to shareholders.” Please supplementally confirm that: (1) the Board of Trustees adopted the Fund’s names-rule policy as a non-fundamental and also adopted a policy to provide the Fund's shareholders with at least 60 days prior notice of any change in the policy consistent with the relevant requirements of Rule 35d-1 under the 1940 Act; and (2) any change to the Fund’s names-rule policy would be undertaken in a manner consistent with Rule 35d-1 under the 1940 Act.

Response:   The Registrant hereby confirms that: (1) the Board of Trustees adopted the Fund’s names-rule policy as a non-fundamental and also adopted a policy to provide the Fund's shareholders with at least 60 days prior notice of any change in the policy consistent with the relevant requirements of Rule 35d-1 under the 1940 Act; and (2) any change to the Fund’s names-rule policy would be undertaken in a manner consistent with Rule 35d-1 under the 1940 Act.

In addition, the Registrant notes that the Fund’s name-rule investment policy remains unchanged and no change to this policy is currently anticipated.

14.	Comment: With regard to “Small and medium cap securities risk”, please either add disclosure regarding the Fund’s significant investment in medium cap securities to its principal investment strategy or change the name of the risk disclosure to “Small cap securities risk”.

Response:   The Registrant acknowledges that staff’s comment and has revised the name of the relevant risk disclosure in the Fund’s prospectus to be “Small cap securities risk”.

Statement of Additional Information:

15.	Comment: Within the Fund’s “Investment Restrictions—Fundamental Restrictions” section, regarding industry concentration, please add “or group of industries” to the disclosure.

November 25, 2020 Page 5

Response:  The Registrant notes that Instruction 4 to Item 9 of Form N-1A provides that concentration means “investing more than 25% of a Fund’s net assets in a particular industry or group of industries.” The Registrant has adopted a fundamental policy that it “may not invest 25% or of the value of its total assets in any one industry, as determined by standard industry classification codes.” The Registrant further notes that this fundamental policy of the Fund cannot be changed without a shareholder vote, and it has not obtained approval to change its policy. Accordingly, the Registrant therefore respectfully declines to revise this disclosure.

In addition, the Registrant respectfully believes that the Fund’s current fundamental investment restriction is consistent with relevant guidance set forth in Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”). In relevant part, Guide 19 states:

It is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. If the registrant intends to concentrate in a particular industry or group of industries it should…specify in the prospectus the industry or group of industries in which it will concentrate.…If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry.

[emphasis added]

As noted above, Guide 19 distinguishes policies to concentrate “in a particular industry or group of industries” from policies not to concentrate “in any particular industry.”

* * *

Should you have any questions or comments, please contact the undersigned at 415.262.4530.

November 25, 2020 Page 6

Sincerely,

/s/ Mark Perlow

Mark Perlow

MDP

November 25, 2020 Page 7

Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Investor Class	Advisor Class	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a % of the lower of purchase price or redemption proceeds)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.67%	0.67%	0.67%
Distribution and/or Service (12b-1) Fees	None	None	None
Other Expenses(1)	0.49%	0.44%	0.39%
Total Annual Fund Operating Expenses	1.16%	1.11%	1.06%
Fee Waiver and Reimbursement(1)	(0.12)%	(0.12)%	(0.17)%
Total Annual Fund Operating Expenses after Fee Waiver and Reimbursement	1.04%	0.99%	0.89%

(1)	Restated to reflect current estimated expenses for the remainder of the fiscal year.

(2)	The adviser has contractually agreed to waive its management fees and to make payments to limit Fund expenses, until December 11, 2023 so that the total annual operating expenses (excluding interest, taxes, brokerage fees and commissions payable by the Fund in connection with the purchase or sale of portfolio securities, fees and expenses of other funds in which the Fund invests, and extraordinary expenses, including litigation expenses not incurred in the Fund’s ordinary course of business) of the Fund do not exceed 1.04%, 0.99% and 0.89%, for Investor Class, Advisor Class, and Institutional Class shares, respectively. These fee waivers and expense reimbursements are subject to possible recoupment by the adviser from the Fund in future years (within the three years from the date when the amount is waived or reimbursed) if such recoupment can be achieved within the lesser of the foregoing expense limits or the then-current expense limits. The expense limit agreement may be terminated only by the Fund’s Board of Trustees, upon written notice to the adviser.